For Immediate Release
Republic Airways Holdings
IR Contact:
Margaret Miller
317-246-2628

Republic Airways Announces Date Change
for Annual Shareholder Meeting

INDIANAPOLIS, July 26, 2013 -- Republic Airways Holdings Inc. (NASDAQ/NM: RJET) announced today that it has moved the date of its Annual Shareholder Meeting to Tuesday, September 17 at 10:00 a.m. EDT. The meeting was originally scheduled for Tuesday, August 13.
The meeting will be held on the 10th floor at the law offices of Hughes Hubbard & Reed, LLP, One Battery Park Place in New York City.
Republic Airways Holdings, based in Indianapolis, Indiana, is an airline holding company that owns Chautauqua Airlines, Frontier Airlines, Republic Airlines and Shuttle America, collectively “the airlines.” The airlines operate a combined fleet of more than 280 aircraft and offer scheduled passenger service on over 1,600 flights daily to over 145 cities in the U.S. as well as to the Bahamas, Canada, Costa Rica, Dominican Republic, Jamaica, Mexico and Turks and Caicos Islands under branded operations at Frontier, and through fixed-fee flights operated under airline partner brands, including AmericanConnection, Delta Connection, United Express, and US Airways Express. The airlines currently employ approximately 10,000 aviation professionals. For more information on Republic Airways, please visit our website at www.rjet.com.